Yukon-Nevada Gold Corp. Announces Second Quarter Results for 2012

Vancouver, BC – August 10, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG)(OTCBB: YNGFF)(Frankfurt Xetra Exchange: NG6) (the "Company") today announced its financial and operational results for the second quarter ended June 30, 2012. This information should be read in conjunction with the Company's condensed consolidated interim financial statements, including the notes thereto, and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for the three-month period ended June 30, 2012 include:

  During the quarter the Jerritt Canyon Mill produced 25,249 payable ounces of gold from mining operations, compared with 19,407 ounces of gold produced in the second quarter of 2011. Total ounces produced increased from the second quarter of 2011 as the Company processed higher grade ore from both the Smith and SSX mine compared with primarily lower grade stockpile and ore purchased from Newmont in the previous year. With the replacement of the chain on the bucket elevator in early May, the milling operations were also able to operate consistently at 4,000 tons per day and from mid- May to mid-June averaged 4,112 tons per day.

  For the three months ended June 30, 2012 the Company produced 154,893 tons from mining operations at Jerritt Canyon, a significant increase from the 74,534 tons produced in the first quarter of 2012. The majority of this increase was from the Smith mine as Small Mine Development (“SMD”) ramped up to 1,127 tons delivered per day and delivered 27,959 tons more than the first quarter of 2012. Operations at SSX-Steer also increased significantly during the quarter as the Company completed necessary electrical cabling work and took delivery of additional underground equipment (second quarter mining production was 28,151 tons higher than the first quarter of 2012). June production for the Smith mine averaged 1,250 tons per day while the SSX-Steer mine averaged 705 tons per day (however the latter increased to almost 1,000 tons per day in the last half of June with the delivery of additional underground trucks). This trend has continued in the third quarter as the Smith mine continues to average over 1,200 tons per day and the SSX-Steer mine increased to over 800 tons per day in July and August, with many days in excess of 1,000 tons per day.

  During the months of April and May, the milling operations experienced significant downtime, approximately eight days in April and ten days in May, in the fine crushing circuit due to repeated chain failures with the bucket elevator that was installed in the January shutdown. The Company commenced work on replacing the bucket elevator with two conventional belt conveyors in mid-June and completed the work on July 11, 2012, resulting in significantly increased reliability and performance in the fine crushing circuit as well as better recoveries as the operations can now optimize the ore grind in the crushing circuit. The crushing circuit is now operating at well over 300 tons per hour allowing for consistent operation of the roasting and CIL circuits at over 4,000 tons per day.

  The Company recorded a loss of $8.3 million in the second quarter of 2012 compared to net income of $22.9 million in the second quarter of 2011. The 2011 second quarter net income resulted from a $36.6 million gain in the fair value of warrants recorded as derivative liabilities, where the amount in the second quarter of 2012 was a $1.4 million loss. The gross loss in the second quarter of 2012 was $3.1 million compared to a loss of $1.9 million in the three months ended June 30, 2011.

Jerritt Canyon

SMD delivered 102,583 tons to the mill, containing an estimated 16,397 ounces, from the Smith mine during the three months ended June 30, 2012, higher than the previous quarter of 74,624 tons containing an estimated 12,652 ounces. The deliveries in the second quarter of 2012 averaged 1,127 tons a day, 94% of the production target of 1,200 tons per day.

At the Company operated SSX-Steer mining complex, the Company continued to ramp up the production rates delivering 52,310 tons containing an estimated 6,681 ounces during the three months ended June 30, 2012; an increase from the previous quarter’s delivery of 24,159 tons containing an estimated 3,895 ounces.

During the quarter the Company took delivery of additional key equipment including two underground trucks, a drill jumbo, and a bolter. As well, major work was carried out on the mine electrical system and as a result of this new electrical infrastructure the Company is seeing increased productivity from the three drill jumbo’s in place which is increasing the rate of development at the SSX-Steer. Subsequent to quarter-end SSX-Steer received two additional underground trucks to complete the full complement of mining equipment required to achieve full production levels. Production is expected to reach the target of 1,200 tons per day during the third quarter.

For the second quarter of 2012 the mill processed 282,803 tons through the roaster containing 30,425 ounces of gold. This compares to 74,534 tons processed during Q1 2012 containing 8,198 ounces of gold.

The process facility experienced problems during the quarter with the bucket elevator installed during the January 2012 shut down. This piece of equipment experienced persistent mechanical failure and as a result caused numerous shutdowns. The bucket elevator has subsequently been replaced by two standard conveyors that have been operating consistently since July 11, 2012 as noted in a news release issued on August 9, 2012.

During the three months ended June 30, 2012 a total of 359 cubex drill holes were completed at the Smith and SSX-Steer underground mines. The goal of the 2012 underground diamond drilling program is to add resources and reserves that are not included in the current Life of Mine plan.

Ketza River

Final assays from the 2011 Ketza River drilling program have been received and will be reviewed over the third quarter.

During the quarter, the Company conducted the following work:

  Refined the planned drilling program;
  Continued writing the 2011 Land Assessment reports for both Silver Valley and Ketza River;
  Completed a reclamation plan to review with the Yukon governing agencies; and,

  Updated the acQuire drill hole database.

Yukon Environmental and Socio-economic Assessment Board

As part of the adequacy review, questions are being addressed regarding the Yukon Environmental and Socio-economic Assessment Application (“YESAA”) that was submitted in late September of 2011. This report assessed the environmental and socio-economic effects of activities integrating scientific information, traditional knowledge and other local knowledge. The review of this application is expected to take between 12 and 18 months from the date of the original submission.

Ongoing baseline data activities continue at the site including monthly water reporting. A new large capacity arsenic treatment plant became operational late in the quarter in order to assist in the treatment of tailings water.

Outlook

In achieving the targeted production rate of 150,000 ounces of gold under steady state operations, the Company is focusing on ramping up production from the SSX-Steer mine which will be complete towards the end of the third quarter with the delivery of the remaining underground trucks and other equipment now completed. As well, the Company will continue to process available stockpiles and receive ore from the Smith mine. Longer term the Company is prioritizing negotiations for profitable third party ore processing opportunities. Revenues from these arrangements would offset production costs, resulting in a cash cost advantage. The Company will also consider accretive acquisitions of strategically located ore, either as an outright acquisition or an ore purchase. The Company will also continue building the necessary infrastructure and making equipment purchases in order to open a third mine on the property, Starvation Canyon, located on the south end of Jerritt Canyon.

The Company has continued to pass all independent stack tests for mercury and other emissions and is currently able to operate at 110 tons of ore per hour through each roaster circuit based on current emissions and will be seeking to increase this in the near future based on Q2 2012 emissions test results. As part of the January 2012 shutdown the Company was able to install the second quench tank and the necessary emissions control equipment (additional bag house to filter dust, sulfur dioxide scrubber) on the new ore dryer as well as all other remaining items on the CD except for the cleanup of rock dump sites from historic mining activity. The Company has also substantially completed the second tailings facility and water storage reservoirs, although lining and commissioning will take place in the third quarter of 2012. This investment is not a component of the CD itself; however this investment will extend the life of the mill and bring it in line with current standards.

The surface exploration program at Jerritt Canyon in 2011 has identified a number of areas of interest and proven the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. Additional survey work in the Starvation area has identified further areas of interest that will need to be explored in the 2012 drill program as well. These results have largely been incorporated into a new reserve up date that the Company released on April 27, 2012.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com/s/FinancialStatements.asp and SEDAR, www.sedar.com.

Yukon-Nevada Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.